2024 REPORT

Daniel Film LLC


DANIEL
STAND FOR THE TRUTH

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

Thank you all for supporting Daniel Film. We're so excited about the progress we've made so far and can't wait for you all to see the film when it's completed.

We need your help!

Share our new Wefunder raise with friends and family. Share the word about Daniel Film! Every new addition to the Daniel team helps us reach even more people with the timeless true story of faith. In the end, our greatest desire is to have people read the Word of God, and we believe the film will inspire many people to do this. The Bible has inspired millions, and with our amazing cast and international crew we believe we are going to reach millions more.

Sincerely,

Daniel Kooman

Writer/Director

Matthew Kooman

Writer/Director

Travis Mann

Manager

How did we do this year?

REPORT CARD



A+

☺ The Good

Since our last Wefunder raise, we started production on our feature film and entered into full scale production on our movie.

We wrapped production in India and are heading into post production phase

Our film company acquired an international distributor with a minimum guarantee on distribution revenues and marketing

☹ The Bad

The speed to production was a few months later than we wanted, so the release date could be a few months later as a result

Our overall raise for production was just shy of our needs, so a small bridge loan was needed to get us over the finish line

We had a few days delay in production due to changeover with our cinematographer

2024 At a Glance

February 12 to December 31



$$$$

$0
Revenue



-$69,492
Net Loss



IOU!

$76,136
Short Term Debt









$418,241
Raised in 2024

$180,000
Cash on Hand
As of 10/10/25

We ❤ Our 797 Investors



Thank You For Believing In Us

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R S
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Darla Bowen
Al Klug
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Joseph Boyer
Robert B Mack
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Charlotte Harward Miller
Daniela Pair
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Keith Nutter
Joe Jacobs
James Washington
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Faith Garcia
Tony Vanatta
Ryan J. Gilmer
Dana D
Michael REID
Jason Salcido
Donna Jackson
Brad Huston
Perry Hilburn
Candace McCard
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Jan M Maly
Marilyn Ducos
Nita Nickell
Yattah Jones
Steven and Angel Griffin
Geraldine Mcconville
Carin Hansen
Philip A. Edwards
David Bruce Conn
Helen Lee
Jennifer Hill
Bob Nutting
Michael J Hawke & Carol Hawke
Gary Ford
William Ellis
Michael Dishman
Francine Nelson
Scottie Gillespie
Emma Archibald
Brad Baker
Judith Bellville
Jordan Jennings
Jay Stewart
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Amy Mihalik
Waymon Scarberry
Kelly Christian
Patty Darner
Jacalyn Bass
Talmage Brown
Gary & Mara Canavan
Shannon Lewien
Tamra Mast
Jean Swenson
Donjuan BELL
Jason Crisp
Wanda Carden
Angela Everett
Capt Dan Keon
Christi Flaherty
Julie McCord
John Daley
James & Nancy Matsinger
Daniel Sarmiento
Mark Hogue
Paul Victor Abney
James Darby
Benjamin Seay
Leah Cross
Judith Wroe
David Bo
Reggie Thompson
Katherine Vargas
Hal Williams
Brian Roberts
Roger Greer
Joel Ong
Kimberly Murphy
Arlene Rheinfelder
Boulkoroum FARID
Roger Russell
Nicholas M Horstman
Nathan Johnson
Emory Allen
Terry Hutson
Bryce Litwin
Brad Cooper
Elaine Chaney
Kristi Talton
Rebecca Eby
Rhonda R Hargrove
Jeremy Suarez

Russell Scott
Midian Jones
Jason Keller
Karlyn Black
Donta Alexander
Phyllis D. ROBERTS
Robert Brandon Sokol
Ryan Hetsler
Mark Jordn
Ron Jarman
Tim Page
Stephen Parker
Eric J. Coll
Avon Brown
Robert C Warn
Yolanda GARRETT
Charles D Martin Jr
Randy Denham
Lilia Chavez
Mike Baker
Charlene Pasakarnis
Marc Harper
J Ingels
James Mallonee
Van Ashton
Cynthia Mayzes
Nancy Damrow
Tonja O.
Daniel Morrison
Eric Palosaari
Susan Fountain
Sondra Suni Nelson
Tony SanFilippo
Sharon Burrage
Susie A. KIRK-BONES
Joseph Sammarco
Perrin Sizemore
James H Bentley
Maureen A Fuller
Dustin Millican
Glenn F Kramar
Cynthia Gillett
Stephen Joshua Parks
Anthony Zapico
Francis S Santoro Jr
Paula Stenberg
Dustin FUGATE
Rich Rosso
Billy Cohea
Mark Modjeska
Annie Hodges
Debbie Manning
Amber Boyd
Sensheer Ortiz
Cheryl Nevels
Waldo Malan
Silvia Eppler
Nikki Linen
Marty McMichael
Xander Stok
Lisa Stancik
Carol A Gregg
Eric Landry
Michal Getz
Ileah Mare Smith-Allen
Anna Sender
Donato Powell
Leif Dollis
Yuri Debrekht
Randall Needham
Kathleen H. Teague
Sean Maguire
Miss Rose's Class
J Lane
Janine Waller
Stephen Maurice Samaan
Raoul Watson
James Bonsall
Zelda Cummings
Joanie Gruber
Danny Peterson
Godfrey Mark
Pam Orme
Stanley Pulliam
C Jcj Investments, LLC
Jeramie Julian
Yocasta Garcia

Luke Novella
Paul Sheppard
Nathan Goromonzi
Grigore B. Hreniuc
Earl Stewart
Susan Speicher
Rodney Hylton
Petru Seracin
Md Pham
Donyell Hackley
Nancy Madrigal
Jim Laymon
Richard Kalinowski
Denise Gaylord
David Swanson
Helen Root
Tyler Harris
Cindy Holloway
Beverly Voechting
Scot Wall
Donald FARNHAM
Brian Andrews
Wendy Schaal
Barry Chambers
Alexandra F. Hale
Jack Jahnke
Sherry Niccoli
Yin Chen Shen
Clinton Villanueva
Max Ramiro Garcia
Michael Moore
Jason Coito
Tina Buskirk
Janet Rodriguez
Paul Kusmierski
Daniel Sands
Brian J Finley
Pauline Girgis
Gary Ginn
Dawn Adams
Donald Theobald
Tava Udall
Lourdes Monger
Bobbi Jones
Film Academy
Tina Pinson
Daniel DeVous
Jose Collaguazo
James V NOVELL
Brent D Blythe
Hiedi Robinson
Kimberly Smith
Lovelin Bevin
Jeff John
Dale Witherington
Marlene Gil
Jeff Arvidson
Daniel Mendiola
Todd Lane
Kathy McPherson
Shazzar Kallie
Janet Carter
Ethan Garofolo
William Barlow
Robert McLaughlin
Jerome Capasso Sr.
Stephanie Davis
Stephen Perry
Matthew Coller
Jeffrey Thomas
Tony CampBell
Wayne Nikolai
Jeff Crocker
William Conklin
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Sergio Medina II
Jason Repchak
Bob Gordon
Patrick Murray
Mike Wylie
Thomas Decker
Brian Cullins
Barry Brown
Tamara Cunningham
Andrew Logsdon
Carrol Valencia
Thomas Workman

Michael Rogers
Timothy Lee
Ashley Bratcher
Dwayne Knudson
David Widder-Varhegyi
Lisa Harrison
Hannah Sillars
Ricardo Lasa
Tammy Misenheimer
Joe Martinez III
Amanda Dymen
Frank Besse
Charlene Pinelli
Spencer Coffman
Gary C Tranter
Mimika Cooney
Mike Lowe
MeLynda NevKel
Candyce Gearhart
James C. Orr
Margot Ransom
Joyce Bocksell
Elizabeth Howard
Selma Larson
Justin Whitfield
Nicholas Theron Field
David Hartman
Ashley Tharpe
Troy Salazar
Michael Worley
Nancy Stetson
Scott Steele
Charles Cape
Karmen Siirtola
John Przybylinski
Joseph Bowen
Jay Stewart
Theresa Trella
Bill Nelson
Philip Jordan Mozingo
Teresa Barrier
Mitzi Myers
Kelli Palmer
Brad Taylor
Terry Cirre
Jill Beardsley
Victor Camino
Kitty Hunter
Kathy Roman
Jerry L. Williams
Claire Connor
Coolbreeze Eleven
Bruce Vilches
Clint Butler
Barbara Suess
Karma Ruiz
Latisha Hays
Susan Machin
Lori Hernandez
Sumy Schick
Ricci Haynes Murphy
Dr. Nan Rosas And Michael Rosas
Melvin Daniel Poper
Richard & Pamela Reyes
Romano Galassi
Jason Carroll
Terence Black
Jake Bomer
Pauletta Johnson
Rev. Daniel Gene Yoder
Reneta Kawcak
Scot Taylor
Matthew Manuel
Lawrence Lee
Keith Balderston
Frances Sargent
Katrice Addison
Marjorie Shorter
Dionne Tennant
John Truly
M Judd
Jay Atkinson
Stacy Quinn
Paul Gerard
Bryan Whitlock
Laura Burch
Miya Biggins

Jason Bain
Ken Jones
Andrew Hawkins
Alexa Zerrate
Michael Alcarde
Chad Long
Daniela Santiago
Chris Maduri
Sandra Feichtel Pascuzzo
Angela Draughn
Mario Quintero
Donald Sunday
Terry & Patty Sweany
Eric Marshall
Cristina Baca
Vilma Cardenas
Arturo Arreola
Stacy Navarre
David Geiger
Cathy Goorhouse
William Damroth
Deidre Stephenson
Joshua JH Lee
Amber Otting
Dianne McDonald
Daniel Carden
Butch & Kimberly Dias
Michael Smith
La Donna Lynn Epling
Sharon Hogue Luedtke And Dale Luedtke
Susan Lunsford
Brad Farwell
Gary West
Sagar Thumaty
Marc Geer
Adam Leija
Lauren Merritt
Richard Shawger
Carolyn Brade
Shari Lynn Peters
Marla Buchwald

Adriel Bastos
Pamela Herrington
Ruby J Smith
Julie Hanson
Jerry Beers
Robin R Johnson
Robyn Sullivan
Phillip Blum
Nick Layton
Lucia Ferreiro
Glennetta Johnson
Kristine Marquart
Theresa Daniels
Jason R Muench
Nicole Proudfoot
Judi Gregory
Lauren Elizabeth Fissel
Sherry Russ
Chris Slagter
Anna Arce Wilson
Susan Keller
Denise Andriot Conn
Jennifer Straw
Megan Montgomery
Robyanto Tjendradjaja
Jeffery Richardson
Peter J Huerta
Daniel Lee
Brenda Bellomo
Linda Tyler
Myra Patino
John OKC
Kelly Russell
Jennifer's Kershaw
Debbie Pryse
Charles Moncrief
Laura Anne Miller
Nicola Smith
Anna Foster
Kara Massengale
Tim Hoffman

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Darcy GILLESPIE
Ronald A Fahrenholz
Marisol Diaz
Amir Townsend
Adam Metcalf
Donald C Cramer
Marie Verger
Thomas Keller
Andrew and Jacqueline Morgan
Wendy Schaal
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Tim and Charlotte Coleman
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Dr Lady D Moore
Ronald A Safran
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Imelda Sjam
Lights Of Our Souls
Yvette Haughton
Joanna Athanassov
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Tatiana Pozo Fiorilo
Dymari Williams
Justin Curtis
Maria Guzman
Emily Stillwell
Joe Foy
Wendy Kolar
Josh Ward
John Blankestijn
Darla Dunkin
Joshua Hicks
Paul Bammel
Alan Malott
David and Cheryl Hunt
Robert Phillips
Justin Shumaker
Michael Titterington
Randall Biddle
Hannah N.
Janice Bogner
Ryan Hogan
Janis Marie English
Sandra Thigpen
Baumann Tree
Erin Sauer
Daniel Gaines
William Morani
Novella L. Robinson
Catherine B Rinehart
Seeking Grace Ministries
Troy Krimes
Pittsburgh Circus Center
John Mencer
Anita Erfan
Jordan Ojeda
Shannon Shearer
David Bengtson
Roxanne Watts
Dawn M Manke
Charlene Fuller-Gossett

Olan Wayne Mitchell
Danielle M
Giselle Rodriguez
Caleb Poulin
Susan Forman
Virgil Miranda
Daniel Marshall
Linsay Link
Paul Moore
Richard Lilly
Tony Li
Lori & Daniel LeMaire
Dean Newhart
Doris Perkins
Donora Craighead
Carter C Strong
Randall Dias
Frank And Christiane Roberts
Richard Gatewood
Stella Collins
Maria E. Atienza
Geraldine Cerkovnik
Maureen Maholic
Russell Hargreaves
Teresa Semmunegus
Ron Derrick M. Boggess
Terri Gonzales
Cathy Goorhouse
Donna Gardner
Stacey Curtis
Tammy Svedin
Cathy Garguilo
Cynthia Trautz
Michael Marchetta
Damien Perry
Jimetta Mayne
S Leong
Carrie Monroe
Margaret Newhouse
Jonathan Hendrickson

Cheryl Ella-Sherrod
Daniel Noel
Jessica Jones
Craig Ludrick
Jonathan Willis
Robby Campano
Erick Loden
Janet Duprey
Cheryl Fitzgerald
Rick Carroll
Frankie Caldwell
Kevin Cail
Daniel T MARTIN
Rachelle White
Kelly Newhart
Bob Thornton
Jackie Duchan
Stephen Morgan
Holly Ellison
Brenda L Finn
La Nell Miller
Georgina Garcia
Jon and Kira Grizzard
Sies Sandra
Evangelist Go
One World With Jossy
Henry S Bowles
Sheralyn Hess
Ginger Souders
Jeremy Rohrer
Michael R Ling
David Isaac Williams
Joan Bartley
Natalie Salvino
Teresa Shultz
Daniel Willcox
Daniel & Lea Veile
Jeremiah Menezes
Jenny Storm
Robert Lages

Thank You!

From the Daniel Film LLC Team



Daniel Kooman ⊠ in
Writer/Director

Best Director at numerous International Film Festivals for She Has A Name, a hard-hitting drama starring Will Yun Lee & Gil Bellows. Daniel's best-selling book Breath o...



Travis Mann
Producer

Executive Producer of I Can Only Imagine, earning over $110 Million in global revenues. Travis is also Executive Producer of the 2024 film Reagan, & 2025's Zero A.D.



Matthew Kooman
Writer/Director

As a visionary creator, Matthew has won International film awards as Producer and Director of She Has A Name, Breath of Life & Dream: Find Your Significance. Matthew's work...

Details

The Board of Directors

Director	Occupation	Joined
Travis Mann	Producer @ Cobalt Pictures	2024
Matthew Kooman	Director / Editor @ Unveil Studios Inc.	2024
Daniel Kooman	Director / Producer @ Unveil Studios Inc.	2024

Officers

Officer	Title	Joined
Travis Mann	Chief Executive Manager	2024
Daniel Kooman	Manager	2024

Voting Power ❓

Holder	Securities Held	Voting Power
Unveil Studios	80 Class A Units. Unveil Studios if 50/50 owned by Matthew Kooman and Daniel Kooman.	80.0%
Cobalt Studios	20 Class A Units. Cobalt Studios is 100% owned by Travis Mann	20.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2024	$4,320		Section 4(a)(2)
04/2024	$80,000		Section 4(a)(2)
07/2024	$54,000	Investment Units	Section 4(a)(2)
07/2024	$32,000	Investment Units	Section 4(a)(2)
07/2024	$4,000	Investment Units	Section 4(a)(2)
07/2024	$100,326		Other
07/2024	$7,880	Investment Units	Section 4(a)(2)
09/2024	$24,000		Section 4(a)(2)
10/2024	$80,257		Section 4(a)(2)
12/2024	$8,000		Section 4(a)(2)
12/2024	$23,458		Other
01/2025	$4,000		Section 4(a)(2)
03/2025	$4,000		Section 4(a)(2)
04/2025	$2,000		Section 4(a)(2)
04/2025	$1,000		Section 4(a)(2)
04/2025	$8,000		Section 4(a)(2)
05/2025	$827,444		4(a)(6)
05/2025	$827,444		Section 4(a)(2)
06/2025	$8,000		Section 4(a)(2)
06/2025	$8,000		Section 4(a)(2)
08/2025	$24,000		Section 4(a)(2)
08/2025	$10,000		Section 4(a)(2)
10/2025	$500,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Daniel Kooman ❓	07/31/2024	$100,326	$0 ❓	0.0%	07/31/2024	Yes
Unveil Studios Inc ❓	12/31/2024	$23,458	$23,458 ❓	%	12/31/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount)	Securities (or Amount)	Voting Rights

	Authorized	Outstanding	Rights
Class D Units	500	62	No
Class A Units	100	100	Yes

Warrants: 0
Options: 0

Form C Risks:

No Escrow / No bond. There is no minimum subscription amount and funds invested in the Offering will not be held in an escrow account. All such funds will be placed in the Company's bank account to be used as described in this Memorandum. If Management is not successful in raising at least $2 million from this Offering and any other sources, such investors will have a risk of more substantial dilution than anticipated and a greater risk of loss of all or substantially all of their investment if the Company, due to inadequate funds from this Offering and other sources, is unable to complete production of the Film. In order to keep costs down, the Film will not be bonded by a third party, making the results of the Offering solely dependent upon the decisions of Management.

Potential Competing Assets or Liabilities. Company is not aware of any other films or series in development about Daniel or other characters featured in the Daniel movie. However, Biblical stories are increasingly interesting to Distributors, and this could change in the future. Our film has a unique storyline including numerous Biblical characters from the exile period of 600 BC, and there is always the possibility that other studios could produce and attempt to distribute a competitive film.

Inadequate Funds. Even if the full Offering is raised, the Company may not have adequate cash to complete the Film as a result of unforeseen costs or difficulties, which may require the Company to raise additional financing. If the Company raises capital through equity financings, existing members may experience dilution in the percentage ownership of their investment. The exact amount of capital that may be required would depend upon numerous factors, many of which are outside of Company's control. Company cannot be sure that it will be able to obtain additional financing on acceptable terms or at all. Failure to obtain additional financing could materially adversely affect the Company's efforts to produce the Project, and consequently, the value of the Investor Interests purchased through this offering.

Currency Fluctuation. All or portions of the Film will likely be produced outside of the United States (e.g., India). The proceeds of the Offering will be collected in U.S. dollars, so the budget of the Film is subject to inherent risks of conducting business across international borders, including, but not limited to, currency exchange rate fluctuations and foreign exchange limitations. Despite efforts by the 16 Management to minimize the risks relating to these factors, such factors could have a material adverse effect on the budget of the Film. That being said, funds to our line producer will be paid in US dollars, so the fluctuation will be constrained considerably compared to dealing in local currency.

Limited Transferability. It is not anticipated that a public trading market will develop for the Units. Subscribers may not, therefore, be able to liquidate their investments in the event of an emergency. In addition, membership interests may not be readily accepted collateral for loans. Also, Management may not permit an assignee of membership interests to become a substituted member. Consequently, the purchase of Investor Interests should be considered only as a long-term investment

Limited Operating and Production History of Daniel Film LLC. Daniel Film is a recently formed entity with limited operating history. While the principals of Management have experience in the entertainment industry and film production, they have not managed a vehicle with the same production and distribution strategy as Company before. This lack of experience may contribute to the inability of Company to implement and execute its business strategy. Company's business plan should be evaluated on the basis that there can be no assurance that Management's assessment of business opportunities will prove accurate or that Company will achieve its business objectives.

Reliance on Management. All decisions with respect to the operation of the Company will be made exclusively by Management. Decisions regarding the production of the Film will be made by its producers, director and Management. Such discretion will be exercised without the consent of the investors. Persons who purchase Units will not have advance knowledge of or the opportunity to evaluate certain significant decisions related to Company's business. The success of the Company will, to a large extent, depend on the quality of the management of the Company and the producers and director of the Film. Although Management believes that its personnel and the Film's producers and directors will have sufficient business and motion picture experience to supervise the management of the Company and production/distribution of the Film, respectively, there can be no assurance that these individuals and the Management will perform adequately or that limited liability company operations will be successful. Subscribers will have no right or power to take part in the management of the Company. Accordingly, no person should purchase any of the Units offered hereby unless such prospective purchaser is willing to entrust all aspects of the management of the Company to Management (and production of the Film to its producers, directors and Management, as well as 15 distribution to Management and the Film's subsequent distributor) and has evaluated the Management's capabilities to perform its particular functions.

Commercial Success. Even if enough funding is obtained to produce the Film, finance the contracting of distribution, and produce related ancillary products, there can be no guarantee of the commercial success of any feature film production or sale of such ancillary products that would result in revenues to Company. Distributable profits will likely occur only if distribution, publishing, manufacturing, and licensing contracts provide adequate revenues to the Company to result in distributable profit (and, of course, the Film and products must have market appeal to attract such revenues).

Reliance on Financial Projections and Assumptions. This Memorandum contains forward-looking statements regarding Company's plans and objectives for the future. Projections for any business, including Company's business, are materially dependent upon assumptions. These assumptions are estimates and are not guaranteed figures. Company has based projections on MPAA average revenues figures. The MPAA figures are based on significantly more films than Company will have an equity participation in. There is no guaranty that the films in which Company participates will be able to meet or exceed MPAA average revenue figures. To the extent that future Company operational results differ from Company 's assumptions, Company's results of operations will vary from these projections. Such variance is highly likely, and any such variance may be material and may be adverse to Company.

Tax Considerations. In evaluating the purchase of Units as an investment, a prospective investor should consider the tax risks thereof, including (i) the possible reallocation of net income and net loss and credits; (ii) the tax liability resulting from a sale or other disposition of such purchaser's Investor Interests, or a sale or other disposition of the Film, including income, a portion of which may be taxed at ordinary income rates; (iii) the possibility that the deductions taken by the members of the Company in a taxable year might not be allowed in such year or that certain expenses may be required to be capitalized; (iv) the risk that a purchaser's tax liability may exceed such purchaser's share of cash distributions for a particular tax year; (v) the possibility that an audit of the Company's informational returns may result in the disallowance of the members' deductions, and in an audit of the purchaser's tax return; and (vi) possible adverse changes in the tax laws and their interpretation.

Travis Mann is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor   ⓘ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust  created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;

the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Daniel Film LLC

New Mexico Limited Liability Company
Organized February 2024
2 employees
1209 Mountain Road PL NE
Ste R
Albuquerque NM 87110 https://danielthemovie.com

Business Description

Refer to the Daniel Film LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Daniel Film LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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